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Email: rberenblat@olshanlaw.com

November 26, 2008

BY EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Attn: Tom Kluck

Re:	New Century Equity Holdings Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on October 14, 2008
File No. 000-28536

Dear Mr. Kluck:

We acknowledge receipt of the letter of comment dated November 18, 2008 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with New Century Equity Holdings Corp. (“New Century”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A.  Our responses are numbered to correspond to your comments.

General

1.	New Century has revised the disclosure to state that it will bear the entire cost of the proxy solicitation. See page 46 of Proxy Statement.

2.
The Board of Directors of New Century authorized Mr. Schwarz to serve as interim chief executive officer effective in July 2008.  The Staff notes that no Form 8-K was filed announcing that Mr. Schwarz would be assuming the position of principal executive officer.  Under General Instruction B.3. of Form 8-K, if the registrant previously reported substantially the same information as required by Form 8-K, the registrant need not make an additional report of the information on Form 8-K.  The information contained in New Century’s Amendment No. 1 to Form 10-K/A filed on April 29, 2008 contains substantially the same information as required by Form 8-K with respect to the assumption of Mr. Schwarz’s position of principal executive officer (See Items 10, 11 and 13 of the Form 10-K/A).  Accordingly, New Century does not believe it is required to file a Form 8-K.

November 26, 2008

Selected Combined Historical Financial Information of the Wilhelmina Companies

3.
The Staff notes that gross billings are a non-GAAP measure and has asked New Century to state how it has complied with Item 10(e) of Regulation S-K.  New Century intends to update the proxy statement to include the Wilhelmina Companies’ financial statements for the quarter ended September 30, 2008 as soon as they are available.  The updated financial statements (to which the corresponding selected combined financial historical financial information will refer) will reflect gross billings and the disclosure required by Item 10(e) of Regulation S-K relating to the use of gross billings as an unaudited non-GAAP measure.  See page 19 of Proxy Statement.

4.
The Staff notes that New Century presents EBITDA as both a performance measure and a liquidity measure and that EBITDA should be reconciled to the most directly comparable GAAP measure related to use of EBITDA as a liquidity measure.  The presentation of EBITDA as a liquidity measure has been deleted.  See page 19 of Proxy Statement.

Unaudited Pro Forma Condensed Consolidated Financial Statements

5.
The Staff has asked New Century to revise its pro forma financial statements to reflect the preliminary purchase price allocation to the tangible and intangible assets rather than simply allocating the sum to goodwill.  The disclosure has been revised as requested.  The Staff has also asked New Century to advise how it plans to reflect the noncompetition covenants from the Control Sellers within the purchase price allocation.  New Century is in the process of completing its assessment of the estimated fair value of the Wilhelmina Companies net assets acquired (which will include an assessment of the noncompetition covenants) and plans to engage a third-party valuation firm to assist in this process after closing of the acquisition.  The disclosure has been revised to reflect the foregoing.  See page 22 of Proxy Statement.

6.
The Staff has asked New Century to advise how any increases or decreases in the stock price will effect its determination of the total purchase price.  The Staff has also asked New Century to address the $0.17 per share trade that was made on August 25, 2008 prior to the acquisition announcement as well as the high trades disclosed in the Proxy Statement.  If the closing price of the Common Stock on the Closing date is $0.17 (which was the closing price of the Common Stock on August 25, 2008, the day before the Acquisition Agreement was announced) the stock portion of the total estimated purchase price would be $10,633,603.  This amount is significantly lower than the amount of $15,450,000 that New Century has estimated in the table on page 22 as the value of the stock to be issued to the Wilhelmina Companies stockholders and members at Closing.  In addition, if the closing price of the Common Stock on the Closing date is $0.37 (which was the highest price at which the Common Stock traded on August 26, 2008, the day the Acquisition Agreement was announced) the stock portion of the total estimated purchase price would be $23,143,724.  This amount is significantly higher than the amount of $15,450,000 that New Century has estimated in the table as the value of the stock to be issued to the Wilhelmina Companies stockholders and members at Closing.  The Proxy Statement has been revised to reflect the forgoing discussion.  See page 22 of Proxy Statement.

November 26, 2008

7.
The Staff notes that the reference in the table to the estimated $15,450,000 in stock to be issued to the stockholders of the Wilhelmina Companies is different than references throughout the Proxy Statement to $15,000,000 in stock to be issued to the stockholders of the Wilhelmina Companies.  The $450,000 discrepancy represents the value of the shares of Common Stock that are anticipated to be issued to Sean Patterson, the President of Wilhelmina International, in connection with Mr. Patterson’s current employment agreement.  Mr. Patterson is a member of Wilhelmina Film & TV Productions LLC and accordingly is a selling stockholder in the transaction.  However, the $450,000 represents a portion of bonus consideration payable in connection with the transaction under Mr. Patterson’s existing employment agreement, which portion New Century has agreed to bear in the form of stock payable to Mr. Patterson at Closing.  An explanatory note has been added to the table.  See page 23 of Proxy Statement.

8.
The Staff has asked New Century to provide management’s analysis supporting that the transaction should be recorded as a business combination.  For purposes of applying Statement of Financial Accounting Standard No. 141, Business Combinations (“SFAS No. 141”), a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities.  Management believes that New Century’s acquisition of the Wilhelmina Companies by exchanging cash and issuing stock to the Control Sellers and thereby obtaining control over the Wilhelmina Companies qualifies as a business combination under SFAS No. 141.

Management has also determined that the transaction is not a reverse acquisition or recapitalization.  Under SFAS No. 141, all business combinations must be accounted for using the purchase method.  Application of the purchase method under SFAS No. 141 requires the identification of the acquiring entity.  Management believes that New Century is the acquiring entity and, therefore, the transaction is not a reverse acquisition or recapitalization, based on the following criteria under SFAS No. 141:

•	The entity that distributes cash or other assets or incurs liabilities is generally the acquiring entity.

New Century is distributing $15,000,000 in cash to the Control Sellers in exchange for ownership in certain Wilhelmina Companies.

•
The entity that issues the equity interests is generally the acquiring entity.  In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests.  Commonly, the acquiring entity is the larger entity.

November 26, 2008

New Century is exchanging its Common Stock for ownership in certain of the Wilhelmina Companies.

•	All else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity.

New Century’s largest stockholder, Newcastle Partners, will own approximately 24.5% of the outstanding Common Stock after the acquisition.  Lorex and Krassner L.P. will each own approximately 23.6% of the outstanding Common Stock after the acquisition. Accordingly, Newcastle Partners will continue to be the largest stockholder of New Century upon consummation of the transaction.

·	All else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

New Century’s largest stockholder, Newcastle Partners, will own approximately 24.5% of the outstanding Common Stock after the acquisition.  Lorex and Krassner L.P. will each own approximately 23.6% of the outstanding Common Stock after the acquisition. Accordingly, Newcastle Partners will continue to be the largest stockholder of New Century upon consummation of the transaction.

·	All else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

New Century’s largest stockholder, Newcastle Partners, will have three (3) representatives on the Board of New Century after the acquisition.  Lorex and Krassner L.P. will each have one (1) representative on the Board of New Century after the acquisition. Accordingly, Newcastle Partners will continue to have more representation on the Board than any other stockholder.

·	All else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity.

The current senior management of New Century will not change as a result of the acquisition.  Accordingly, New Century’s senior management team will continue to dominate.

In summary, management believes that New Century’s acquisition of the Wilhelmina Companies by exchanging cash and issuing stock to the Control Sellers and thereby obtaining control over the Wilhelmina Companies qualifies as a business combination under SFAS No. 141.  Management has also determined that the transaction is not a reverse acquisition or recapitalization.  Under SFAS No. 141, all business combinations must be accounted for using the purchase method.  Application of the purchase method under SFAS No. 141 requires the identification of the acquiring entity.  Under the criteria discussed in greater detail above, New Century is the acquiring entity as Newcastle Partners will continue to be the largest single stockholder of New Century, Newcastle Partners will continue to have more representation on the Board than any other stockholder and the senior management team of New Century will remain in tact.

November 26, 2008

Unaudited Pro Forma Financial Statements

9.
The Staff notes that all pro forma adjustments on the pro forma financial statements should have references which allow the reader to trace the amount back to a description of the pro forma adjustments.  The Staff also notes that it was not able to identify the use of adjustment (j) within the pro forma financial statements.  New Century has revised the disclosure to insert the appropriate references and to clearly identify the use of adjustment (j).  See page 25 of Proxy Statement.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

10.
The Staff has asked New Century to explain why an adjustment has been recorded to eliminate federal income tax expenses of the Wilhelmina Companies in connection with footnote (n).  An adjustment has been recorded to eliminate federal income taxes recorded by Wilhelmina during the pro forma periods presented as New Century believes its NOLs would have been available to offset Wilhelmina taxable income during those periods.  The Proxy Statement has been revised to reflect the foregoing discussion.  See page 28 of Proxy Statement.

11.
The Staff has asked New Century to advise why the goodwill adjustment is not $6,000,000 higher or if it has considered this amount to be an immediate impairment write-down of goodwill.  New Century is purchasing the Wilhelmina Companies by issuing $15,450,000 in stock, plus $9,000,000 in cash for a total stock and cash consideration of $24,450,000, plus the assumption of approximately $18,194,000 in liabilities (which includes the $6,000,000 note held by a Control Seller), plus $750,000 in estimated transaction cost for total consideration of $43,394,000.  $6,000,000 of cash on hand of New Century will be used to pay off the note at the closing of the acquisition. The $43,394,000 of total consideration less identifiable assets of $13,000,000 leaves a remaining amount of $30,394,000 to be allocated to trademarks, intangible assets and other goodwill.

Risk Factors

12.
New Century has revised the disclosure to state the amount of Common Stock to be issued in connection with the transaction and the amount of dilution to occur as a result of the transaction.  See page 29 of Proxy Statement.

November 26, 2008

13.	New Century has revised the disclosure to state the amount of costs associated with the acquisition. See page 30 of Proxy Statement.

Annual Meeting of New Century Stockholders

Recommendation of the Board

14.	New Century has revised the disclosure to clarify that Steven Pully voted against all of the proposals being presented to the stockholders. See page 43 of Proxy Statement.

Proposal No. 1 / Approval of the Acquisition

15.
New Century has revised the disclosure to reflect certain considerations in determining the purchase price for the transaction.  Please note that the ultimate purchase price (in respect of the stock purchase and debt repayment to a Control Seller), as described in the Proxy Statement, is 7.5X the average of 2007 and 2008 “core business” EBITDA, subject to a $25,500,000 “floor” price.  $30,000,000 represents the amount of cash and stock (in respect of the purchase of equity and debt repayment to a Control Seller) to be issued at closing, although $4,500,000 of shares are to be held in escrow.  See page 56 of Proxy Statement.

Acquisition Consideration

16.
New Century has revised the disclosure to state that the issuance of the $15,000,000 of Common Stock in connection with the Acquisition will be made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.  See pages 55 to 56 of Proxy Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of New Century

17.
New Century has revised the disclosure to discuss the notice New Century has given to Ascendant of the uncured material breach, what actions New Century has taken and intends to take against Ascendant, and the effect that the acquisition will have upon the agreement with Ascendant.  See page 59 of Proxy Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Wilhelmina Companies

18.
The Staff has asked New Century to revise the “Overview” section of the MD&A to provide investors with a better understanding of the Wilhelmina Companies and the matters with which management is concerned primarily in evaluating their financial condition and operating results.  New Century has revised the disclosure as requested.  See pages 74 to 77 of Proxy Statement.

November 26, 2008

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

19.
The Staff has asked New Century to discuss the reasons for the Wilhelmina Companies’ net loss for the fiscal year ended December 31, 2007 and to compare this net loss to net income for the fiscal year ended December 31, 2006.  New Century has revised the disclosure as requested.  See pages 81 to 82 of Proxy Statement.

Related Party Transactions

20.
New Century has revised the disclosure to name Krassner Family Investments Limited Partnership as the Control Seller that the Wilhelmina Companies are obligated to pay on the note.  See page 83 of Proxy Statement.

History of the Acquisition

21.
New Century has revised the disclosure to name the third party who brought the prospect of the acquisition to New Century and to discuss the finder’s fee to be paid by New Century in connection therewith.  See pages 113 to 114 of Proxy Statement.

Opinions Regarding Fairness of Transaction

22.
New Century has revised the disclosure relating to the limitation on reliance by stockholders on the fairness opinion provided by North Point in response to the Staff’s comment.  See page 119 of Proxy Statement.

23.
New Century has revised the disclosure to state that North Point did not determine or recommend the amount of the consideration to be paid for the Common Stock in connection with the Financing Transaction.  See page 119 of Proxy Statement.

Executive Compensation

24.
The Staff has asked New Century to provide the disclosure required by Item 402 of Regulation S-K for Wilhelmina International and its affiliated entities and for each person who will serve as a director or executive officer of the combined company.  New Century has referred to Interpretive Response 217.12, which provides that the requested disclosure only applies to shell companies.  New Century strongly believes that it is not a “shell company” and that accordingly the Item 402 disclosure requested by the Staff is not required.  New Century also believes that the stockholder vote context in this case is not the situation intended to be captured by Interpretive Response 217.12.

Under the Commission’s Adopting Release on the Use of Form S-8, Form 8-K and Form 20-F by Shell Companies (the “Adopting Release”) and Rule 405 of the Securities Act of 1933, as amended, the Commission defined a “shell company” as a company with:

(1)	no or nominal operations; and

November 26, 2008

(2)	either:

-	(i) no or nominal assets;
-	(ii) assets consisting solely of cash and cash equivalents; or
(iii) assets consisting of any amount of cash and cash equivalents and nominal other assets

New Century believes that it does not meet this definition.  A key asset on New Century’s balance sheet, in addition to its cash, is its revenue interest (the “Revenue Interest”) in ACP Investments, L.P. (“Ascendant”), currently valued for book purposes at $803,000 and representing approximately 6% of New Century’s total assets.  As further explained in New Century’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Annual Report”), the revenue interest constitutes a right to one half of the revenues of Ascendant, a Pennsylvania-based alternative asset manager “fund of funds” with $40,800,000 in capital under management as of September 30, 2008.  While New Century and Ascendant are currently in a dispute over their respective rights with respect to the Revenue Interest, it is critical to note that New Century invested a total of $803,000 in cash to date to obtain the Revenue Interest.  In connection with the Ascendant transaction, New Century negotiated the right to representation on Ascendant’s Investment Advisory Committee, which New Century believes further demonstrates that its interest is substantial enough to require oversight and actual participation in the investment policies of Ascendant by way of committee representation.  Given its substantial investment, along with the book value of the Revenue Interest (including relative to New Century’s total assets) and the substantial quality of the business of Ascendant, New Century respectfully submits that the Revenue Interest does not constitute a “nominal asset” and accordingly New Century does not satisfy the Commission’s definition of “shell company.”

It is also important to note that New Century’s investment in Ascendant was part of a deliberate strategy employed by New Century to build a substantial fund of funds business.  In the Adopting Release, the Commission highlights situations where promoters place assets into an entity with the sole purpose of evading the “blank check” rules and emphasizes that such situations will run afoul of the shell company rules as well.  This is not such a case.  Here, the addition of the Revenue Interest to New Century’s balance sheet had a very legitimate corporate purpose.  When it was initially purchased, the Revenue Interest constituted the centerpiece of New Century’s acquisition strategy in the fund of funds industry.  As highlighted in New Century’s Annual Report, the acquisition of the Revenue Interest was a sophisticated transaction involving complex rights and documentation and, as noted above, substantial consideration.  The fact that New Century has since changed it strategy – in part in response to deteriorating conditions in the fund of funds industry – does not change the fact that the asset New Century purchased in the Revenue Interest represents a legitimate operating business and not a “nominal” asset which somehow permits (either deliberately or accidentally) New Century to avoid the “shell company” rules.

November 26, 2008

The longer history of New Century also underscores that New Century – while its current assets are significantly smaller than in the past – is a substantial company.  As New Century’s Annual Report highlights, New Century has a history of owning substantial operating businesses:

The Company, which was formerly known as Billing Concepts Corp. (“BCC”), was incorporated in the state of Delaware in 1996.  BCC was previously a wholly-owned subsidiary of U.S. Long Distance Corp. (“USLD”) and principally provided third-party billing clearinghouse and information management services to the telecommunications industry (the “Transaction Processing and Software Business”).  Upon its spin-off from USLD, BCC became an independent, publicly-held company.  In October 2000, the Company completed the sale of several wholly-owned subsidiaries that comprised the Transaction Processing and Software Business to Platinum Holdings (“Platinum”) for consideration of $49,700,000 (the “Platinum Transaction”).  The Company also received payments totaling $7,500,000 for consulting services provided to Platinum over the twenty-four month period subsequent to the Platinum Transaction.  Beginning in 1998, the Company made multiple investments in Princeton eCom Corporation (“Princeton”) totaling approximately $77,300,000 before selling all of its interest for $10,000,000 in June 2004.  The Company’s strategy, beginning with its investment in Princeton, of making investments in high-growth companies was also facilitated through several other investments.

As the foregoing reveals, the Company’s acquisition and divesture strategies have changed over time, yet these changes in direction do not change the fundamental character of the Company, which is legitimate and substantial and therefore not – in New Century’s view – of the kind intended to be captured by the Commission’s “shell company” rules.  In addition, the substantial nature of New Century as a company historically is further underscored by its market capitalization, which was approximately $460 million in 1998 and approximately $274 million in 1999.  Even after the collapse of the technology bubble, New Century had a market capitalization of approximately $100 million.  New Century believes valuations akin to the foregoing are not consistent with shell companies with nominal assets.

The nature of the current transaction – a key acquisition consistent with the Company’s current acquisition strategy – furthers this point as well.  In the initial Proposing Release, the Commission went to lengths to emphasize that the purpose of the then proposed rules was to address two types of potentially abusive practices from a disclosure standpoint: (1) shell companies used in “pump and dump” schemes and (2) shell companies used to effectuate reverse mergers or “back door” registrations.  Neither is applicable here.  The inapplicability of (1) hopefully goes without saying:  The Board of Directors and management of New Century are seasoned professionals, and several members are affiliated with Newcastle Capital Management, L.P., a credible and successful money management firm with a strong track record in long term “value” investing.  The sole intention of New Century is to build stockholder value over the long term.  With respect to (2), please note that both the history and structure of the current transaction demonstrates that it is not a reverse merger or back door registration.  In the “Background” section of the Proxy Statement, it is clear that New Century, as part of its acquisition strategy, initiated and pursued the potential transaction, not the target (as would often be the case in reverse mergers and “back door” registrations):

November 26, 2008

In October 2007, the prospect of an acquisition of the Wilhelmina Companies was brought to the Company by HD Capital, LLC (“HD Capital”), a third party who is familiar with the modeling industry.  HD Capital facilitated an introduction between the principals of the Wilhelmina Companies and the management of the Company.  In November 2007, the Company signed a non-disclosure agreement with the Wilhelmina Companies.  New Century has agreed to pay a “finder” fee in connection with the Acquisition to HD Capital.  The fee amount is expected to be no less than $300,000, however, the parties are still in discussions and have not, as of the current date, finalized the amount of such fee.

Following receipt of relevant information (including financial information) and a preliminary due diligence review of the target business by the Company’s management team in November  2007, Mark Schwarz, the Company’s Interim Chief Executive Officer, the Wilhelmina Companies’ principals, Dieter Esch and Brad Krassner, and Sean Patterson, the President of Wilhelmina International, held an initial meeting in New York at the end of November to discuss the Wilhelmina Companies’ business and the possibility of a transaction.  A follow up meeting among Messrs. Schwarz, Esch and Krassner was then held in Park City, Utah on December 2, 2007.  At this meeting, Messrs. Schwarz, Esch and Krassner further discussed the Wilhelmina Companies’ business and also discussed the preliminary outlines of a potential transaction.

After conducting additional due diligence, including a conference call between the parties on certain legal and employment related matters on December 15, 2007, the Company delivered a draft non-binding letter of intent to Messrs. Esch and Krassner on December 21, 2007.  The proposed draft non-binding letter of intent included an initial valuation proposal and included a 90-day exclusivity period in favor of the Company during which further due diligence activities and transaction negotiations would occur.

The structure is also not consistent with a “reverse merger” or “back door registration.”  In this case, the companies are being purchased by New Century, with current professional management of New Century staying in place at the New Century parent level to manage the acquired company and pursue additional transactions (note that Wilhelmina International, for purposes of tax efficiency, is being merged into a wholly owned subsidiary of New Century in the transaction, though this “reverse triangular” structure is simply another way to effectuate a stock purchase by New Century).  In the circumstances contemplated by the Commission, to the contrary, the private target essentially goes “public” but typically the essential management structure of the target remains the same.  The fact that the name of the parent company is being changed to a form of “Wilhelmina” is, in New Century’s view, a “red herring” and should not guide the Commission.  New Century believes that the name “Wilhelmina” has significant market recognition and will be helpful to New Century as it pursues additional related strategic transactions, markets to investors and attracts employees.  On the other hand, the name “New Century” has proved somewhat problematic to New Century recently, as a certain “New Century Financial Corp.” was a former “highflier” in subprime lending that ultimately collapsed and filed for bankruptcy.

With respect to deal structure, also please be aware of a critical distinction between the Wilhelmina transaction and transactions undertaken by “Special Purpose Acquisition Vehicles” (SPACs) or “shells” involved in reverse mergers.  New Century believes that the appearance of New Century as a “SPAC”-like company seeking a stockholder vote under the proxy statement may be the genesis of the Staff’s comment.

November 26, 2008

While similar in certain ways, New Century is not a SPAC however (including by virtue of its ownership of a substantial asset, the Revenue Interest).  Critically, in the case of the Wilhelmina transaction, New Century’s stockholders are voting on the transaction – and accordingly a proxy statement has been filed – on the advice of counsel, which, out of an abundance of caution, believes that a specific provision in New Century’s charter could be interpreted to require a vote for the acquisition of the Wilhelmina companies given the use of a good portion of New Century’s cash.  In other words, it is not a clear requirement that a stockholder vote be held to approve the acquisition, yet New Century believes that the more prudent, as well as stockholder friendly, course is to undertake a stockholder vote.  In the case of SPACs (or shells involved in reverse mergers), on the other hand, a stockholder vote is a clear and unambiguous requirement, as the SPAC was formed for the purpose of the acquisition and is being essentially transformed into the target business in the transaction.  In turn, Item 402 compensation disclosure makes sense as part of a stockholder’s mandatory evaluation of this transformative transaction.  In the case of New Century, however, not only is the acquiring company not a “shell company” under the applicable rules, but the stockholder vote in question may be viewed as discretionary on the part of the company.  Accordingly, New Century does not believe that Interpretive Response 217.12 – which was intended to address true mandatory votes in situations where “shell companies” are combining with operating companies – was intended to apply in the case at hand.  For the above reasons, New Century respectfully submits that the Item 402 disclosure is not required.

Where You Can Find More Information

25.
New Century has revised the disclosure to state that it solely intends to incorporate by reference the information contained in Item 8 (Financial Statements and Supplementary Data) of its Form 10-K for the year ended December 31, 2007 in reliance upon Note D and Item 13(b) of Schedule 14A.  The references to New Century’s intention to incorporate by reference other documents, including those filed after the date of the Proxy Statement, have been deleted.  See page 157 of Proxy Statement.

*           *           *           *

In connection with responding to the Staff’s comments, a certificate of New Century containing the three acknowledgments requested by the Staff is attached hereto.  The Staff is invited to contact the undersigned with any comments or questions it may have.

Very truly yours,

/s/ Ron S. Berenblat
Ron S. Berenblat

Enclosures

cc:	Kristina Aberg
Evan Stone
Steve Wolosky

November 26, 2008

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the Schedule 14A (“Schedule 14A”) filed by New Century Equity Holdings Corp. (“New Century”) on October 14, 2008, New Century acknowledges the following:

•	New Century is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A.

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Schedule 14A.

•	New Century may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

NEW CENTURY EQUITY HOLDINGS CORP.

By:	/s/ John P. Murray
	Name:	John P. Murray
	Title:	Chief Financial Officer